SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

SOL BOARDS, INC.
an Oregon corporation

Registry Number: 920634-95

These Second Amended and Restated Articles of Incorporation supersede the existing Articles and all previous amendments and restatements.

ARTICLE 1

The name of the corporation is **SOL BOARDS, INC.** (the "Corporation").

ARTICLE 2

The purposes of this Corporation are to engage in any lawful activities for which corporations may be organized under Oregon Statutes as from time to time constituted; and this Corporation shall have those powers which are given to corporations under Oregon Statutes presently constituted and those powers which may hereafter and from time to time be given or permitted to corporations under Oregon law.

ARTICLE 3

The duration of this Corporation is perpetual.

ARTICLE 4

There shall be no preemptive rights.

ARTICLE 5

The total number of shares of stock which the Corporation shall have authority to issue shall be 15,000,000. The Corporation is authorized to issue two classes of shares with no par value as follows: 10,000,000 shares of Class A Voting Common Stock, and 5,000,000 shares of Class B Non-Voting Common Stock. Except as otherwise required by law, each outstanding share of Class A Voting Common Stock shall be entitled to one vote on each matter voted on at the shareholders' meetings, and, except as may otherwise be required by applicable law, each share of Class B Non-Voting Common Stock shall have no voting rights. Without limitation and for avoidance of any doubt, shares of Class B Non-Voting Common Stock are not entitled to vote separately on a plan of merger or a plan of conversion. Except for voting rights, Class A Voting Common Stock and Class B Non-Voting Common Stock have identical rights and together are entitled to receive the net assets of the Company on dissolution. Shares of one class of common stock may be issued as a share dividend in respect to shares of the other class.

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ARTICLE 6

Any vacancy occurring in the Board of Directors of the Corporation may be filled by the unanimous vote of the remaining directors or by the shareholders. Any directorship to be filled by reason of an increase in the number of directors may be filled at an annual meeting or at a special meeting of the shareholders called for that purpose.

ARTICLE 7

Each share of Class A Voting Common Stock and each share of Class B Non-Voting Common Stock of this Corporation, after the consideration therefor as fixed by the Board of Directors has been fully paid in, shall be nonassessable and shall not be subject to assessment to pay the debts of the Corporation.

ARTICLE 8

The Corporation will indemnify an individual against liability incurred in a proceeding to which the individual was made a party because the individual is or was a director or officer of the Corporation to the fullest extent permitted by law, provided that the individual acted: (i) in good faith; (ii) in a manner the individual reasonably believed to be in the best interests of the Corporation, or at least was not opposed to the Corporation's best interests; and (iii) within the scope of the individual's authority as a director or officer of the Corporation.

ARTICLE 9

No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for conduct as a director, except that this provision shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date of adoption of this Article and that this provision shall not eliminate or limit the liability of a director for (a) any breach of the director's duty of loyalty to the Corporation or its shareholders; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) any distribution to shareholders which is unlawful under Oregon law; or (d) any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article shall apply to or have an effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions prior to such amendment or repeal.

If Oregon law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by Oregon law as so amended.

ARTICLE 10

In addition to any other method provided for in the Bylaws or these Second Amended and Restated Articles of Incorporation, the shareholders may act by written consent without a meeting

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if (a) the shareholder action is taken by shareholders having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shareholders entitled to vote on the action were present and voted, (b) the shareholder action is evidenced by a written consent describing the action taken that is signed by all shareholders taking such action, and (c) the shareholder action is delivered to the Corporation for inclusion in the minutes or filing with the corporate records. The Corporation must give written notice of any action taken pursuant to this Article to all shareholders who did not consent to such shareholder action in writing by signing such written consent. The notice provided to such shareholders must contain or be accompanied by the material required by ORS 60.211.

ARTICLE 11

The shareholders may adopt or amend a bylaw that fixes a greater quorum or voting requirement for shareholders, or voting groups of shareholders, than is required by the Oregon Business Corporation Act (ORS Chapter 60 (the "Act")).

ARTICLE 12

The shareholders may adopt or amend a bylaw that fixes a greater quorum or voting requirement for the board of directors than is required by the Act.

CERTIFICATE

These Second Amended and Restated Articles contain amendments to the Amended and Restated Articles of Incorporation requiring shareholder approval. The amendments were adopted by action taken effective July 8, 2016. The amendments were approved by the shareholders as follows:

Designation of Voting Group	Number of Outstanding Shares	Number of Votes Entitled to be Cast	Total Number of Votes Cast For	Total Number of Votes Cast Against
Common Stock	388,762	388,762	326,094	0

Dated: July 8th, 2016

SOL BOARDS, INC., an Oregon corporation



By: John Wildman, CEO

Person to contact about this filing: Jon J. Napier, Karnopp Petersen LLP
Daytime phone number: (541) 382-3011